ARKANOVA ENERGY CORPORATION
2441 High Timbers Dr., Ste 120
The Woodlands, TX 77380
Tel: (281) 298-9555

March 11, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-7010
USA

Attention: Mark C. Shannon
Branch Chief
Jennifer O'Brien
Division of Corporate Finance

Dear Sirs/Mesdames:

Re: Arkanova Energy Corporation (the "Company")
File No. 000-51612

The Company writes this letter in connection with its response to the comment letter from the Securities and Exchange Commission (the "Commission") dated February 26, 2010 with respect to the Form 10-K filed September 30, 2009.

Accordingly, the Company acknowledges that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned should you have any questions regarding the foregoing.

Yours truly,

ARKANOVA ENERGY CORPORATION

Reginald Denny